EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)

Suite 1501 - 700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Item 2:	Date of Material Change

January 11, 2023

Item 3:	News Release

A news release announcing the material change was issued on January 11, 2023, through Cision (“News Release”). The News Release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On January 11, 2023, the Company reported its preliminary fully year and fourth quarter 2022 production results in the News Release. As part of the News Release the Company announced that the full year production of 532,319 ounces of gold was below the lower end of production guidance as forecast in the Company’s third quarter results release.

Item 5.1:	Full Description of Material Change

On January 11, 2023, the Company reported that its production increased during Q4 2022 to 150,439 ounces of gold, the strongest production quarter for the year. However, full-year production of 532,319 ounces of gold was below the lower end of production guidance as the result of operational challenges earlier in the year at Los Filos and Aurizona that continued to affect production in the fourth quarter, as forecast in the Company’s third quarter results release. Production was further affected by lower-than-expected recoveries at Santa Luz, including during the fourth quarter. While operations largely improved during Q4 2022, including at Los Filos and Aurizona, the Company continues to work on improving recoveries at Santa Luz and managing costs across the operations, and plans to provide 2023 production and cost guidance in late February.

	2022 Actuals (oz of gold)	2022 Guidance (oz of gold)[1]
Mesquite	123,965	120,000 - 130,000
Castle Mountain	23,227	25,000 - 35,000
Los Filos	133,723	155,000 - 170,000
Mercedes[2]	13,631	-
Aurizona	102,368	120,000 - 130,000
Fazenda	65,641	60,000 - 65,000
Santa Luz	37,625	45,000 - 55,000
RDM	32,139	25,000 - 30,000
Total[3]	532,319	550,000 - 615,000

1.	Guidance was updated on August 3, 2022, to reflect the disruption to mining and operations at RDM, a longer-than-expected ramp-up at Santa Luz that prolonged pre-commercial production and inflation on a consolidated basis.
2.	Production attributable to Equinox Gold prior to the sale of the Mercedes Mine to Bear Creek Mining Corporation on April 20, 2022. Mercedes production was not included in fiscal 2022 guidance.
3.	Totals may not sum due to rounding.

Cautionary Notes and Forward-Looking Statements

This material change report contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this material change report relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the aggregate value of common shares that may be issued pursuant to the at-the-market equity offering program; the potential future offerings of securities under the base shelf prospectus or corresponding registration statement and any prospectus supplement; the expectations for the Company’s investments, including in Sandbox, Solaris and Bear Creek; and the timing for release of the Company’s production and cost guidance for 2023. Forward-looking statements or information generally identified by the use of the words “will”, “achieve”, “expect”, “advance”, “ensure”, “clear path”, and similar expressions and phrases or statements that certain actions, events or results “could”, “would” or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; construction at Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; the Company’s working history with the workers, unions and communities at Los Filos; that all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws; the strategic vision for Sandbox, Solaris, i-80 Gold, Bear Creek, Inca One and Pilar Gold and their respective abilities to successfully advance their businesses; and the ability of Bear Creek, Inca One and Pilar Gold to meet their respective payment commitments to the Company. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this material change report.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this material change report and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship - 4 - between the Company and Orion; the failure by Bear Creek, Inca One or Pilar Gold to meet one or more of their respective payment commitments to the Company; and those factors identified in the Company’s MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2022, both of which relate to the year-ended December 31, 2021, and in the Company’s MD&A dated November 2, 2022 for the three and nine months ended September 30, 2022, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this material change report are expressly qualified in their entirety by this cautionary statement.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews

General Counsel

Telephone: (604) 558-0560

Item 9:	Date of Report

January 18, 2023